UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-38619

Wah Fu Education Group Ltd.

(Translation of registrant’s name into English)

L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street

Xicheng District

Beijing, China 100088

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Results of the 2025 Annual General Meeting of Shareholders

On January 10, 2025, Wah Fu Education Group Ltd. (the “Company”) held its 2025 Annual General Meeting of Shareholders (the “Annual Meeting”) in Beijing, China. The shareholders voted on the following matters:

●	The amended and restated memorandum and articles of association attached hereto as Exhibit 99.4, be and are hereby approved including the creation of a new class of class A shares with each class A share being entitled to fifteen (15) votes on all matters subject to vote at general meetings of the Company.

●	The change in the maximum number of shares that the Company is authorised to issue from 30,000,000 ordinary shares of US$0.01 par value each to 600,000,000 shares divided into 500,000,000 ordinary shares with a par value of US$0.01 each and 100,000,000 class A shares with a par value of US$0.01 each be and is hereby approved.

●	Subject to approval of the foregoing resolutions, the redemption of 1,488,000 Ordinary Shares held by HFGFR Inc. as at the date of this proxy statement and reissue of 1,488,000 Class A Shares to HFGFR Inc. be and is hereby approved.

Holders of 3,481,746 ordinary shares of the Company were present in person or by proxy at the meeting. This represented approximately 78.94% of the voting power of the Company’s 4,410,559 ordinary shares as of December 12, 2024, the record date for the Annual General Meeting, thereby constituting a quorum. Set forth below are the final voting result:

For	Against	Abstentions
3,390,118	90,228	1,400

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2025	Wah Fu Education Group Limited

	By:	/s/ Yang Yu
Yang Yu
Chairman of Board

EXHIBIT INDEX

Exhibit Number	Description
99.4	Form of amended and restated memorandum and articles of association

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